Exhibit 3.10

AMENDMENT NO. 1

TO THE AMENDED AND RESTATED BYLAWS

OF

SONOMA PHARMACEUTICALS, INC.

On June 14, 2024 the Board of Directors of Sonoma Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), approved by unanimous written consent to amend the Corporation’s Amended and Restated Bylaws as follows:

1.	Section 2.8 of the Amended and Restated Bylaws is hereby amended and restated in its entirety to read as follows:

“2.8 Quorum. Except where otherwise provided by law or the certificate of incorporation of the corporation or these bylaws, the holders of at least one-third of the stock issued and outstanding and entitled to vote, present in person or represented in proxy, shall constitute a quorum at all meetings of the stockholders.”